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                                                               EXHIBIT I(A)(11)


EXHIBIT A.(11)


              ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY'S
              DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES


This document sets forth, as required by Rule 6e 3(T)(b)(12)(ii), the administrative procedures that will be followed by ITT Hartford Life and Annuity Insurance Company ("ILA") in connection with the issuance of its group flexible premium variable life insurance policy (the "Group Policy"), the transfer of assets held thereunder, and the redemption by Owners of their interests in the certificates (the "Certificates") issued under the Group Policies. The document also describes the method that ILA will use in adjusting the payments and cash values when a Policy is exchanged for a fixed benefit insurance policy pursuant to Rule 6e-3(T)(b)(13)(v)(B).


                     TRANSFER AND REDEMPTION PROCEDURES


I.    PURCHASE AND RELATED TRANSACTIONS


      A. PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

      This Group Policy is a flexible premium policy. Premiums for the Certificates will not be the same for all Owners. The amount of Initial Premium is based upon the Insured's Age, premium class and the Initial Face Amount of the Certificate. The Group Policies and Certificates will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as age, health or occupation.


      B. APPLICATION AND INITIAL PREMIUM PROCESSING

      Upon receipt of a completed enrollment form, ILA will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Certificate will not be issued and consequently a Coverage Date established, until this underwriting procedure has been completed.

      If a premium is submitted with the enrollment form for a Certificate, insurance coverage will begin immediately if the proposed Insured is insurable at a standard rate under a conditional receipt agreement. Otherwise, insurance coverage will not begin until the Coverage Date. In either case, the Certificate when issued will be effective from the date ILA receives the Initial Premium at its Customer Service Center.

      If a premium is not paid with the enrollment form, insurance coverage will begin and the Certificate will be effective on the later of the date the underwriting determination is made or on the date the Initial Premium is received.


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      C. PREMIUM ALLOCATION

      In the enrollment form for a Certificate, the Owner can allocate the initial premium among various Investment Divisions. Depending upon applicable state law requirements, ILA will allocate the entire premium either to the HVA Money Market Investment Division or immediately among the Owner's chosen Investment Divisions. If premiums are initially allocated to the HVA Money Market Investment Division, at a later date, the value of the Owner's interest therein will be allocated among the Investment Divisions in accordance with the Owner's instructions in the enrollment form. The Owner may select up to five (5) Investment Divisions in which to allocate premium payment. An allocation to any one Investment Division must be for 10% of Net Premiums or more, in whole percentages.


      D. POLICY LOANS

      An Owner may obtain a cash Loan from ILA, which is secured by the Certificate. The aggregate amount of all Loans (including the currently applied for Loan) may not exceed the sum of the Cash Surrender Value plus outstanding Debt, multiplied by 90, less outstanding Debt.

      The amount of each Loan will be transferred on a Pro Rata Basis from each of the Investment Divisions (unless the Owner specifies otherwise) to the Loan Account. The Loan Account is a mechanism used to ensure that any outstanding Debt remains fully secured by the policy values.


      LOAN INTEREST

      Interest will accrue daily on the Loan at the Adjustable Loan Interest Rate indicated in the Certificate. The difference between the value of the Loan Account and the Debt will be transferred on a Pro Rata Basis from the Investment Divisions to the Loan Account on each Monthly Deduction Date.


      CREDITED INTEREST

      Amounts in the Loan Account attributable to a particular Loan will be credited with interest at a rate equal to the Adjustable Loan Interest Rate, minus 1%.


      LOAN REPAYMENTS

      A Loan can be repaid in any part or in its entirety at any time.

      The amount of Loan repayment will be deducted from the Loan Account and will be allocated among the Investment Divisions in the same percentage as Net Premiums are allocated as of the date of the Loan repayment.


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      TERMINATION DUE TO EXCESSIVE INDEBTEDNESS

      If total Indebtedness equals or exceeds the Cash Surrender Value, the Certificate will terminate 31 days after ILA mails notice to the Owner's last known address and that of any assignees of record. If sufficient Loan repayment is not made by the end of the Grace Period, the Certificate will end without value.


      EFFECT OF LOANS ON INVESTMENT VALUE

      A Loan, whether or not repaid, will have a permanent effect on the Investment Value because the investment results of each Investment Division will apply only to the amount remaining in such Investment Divisions. The longer a Loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate for funds held in the Loan Account, an Owner's Investment Value will not increase as rapidly as it would have had no Loan been made. If the Investment Divisions earn less than the Loan Account, the Owner's Investment Value will be greater than it would have been had no Loan been made. Also, if not repaid, the aggregate amount of the outstanding Loan (i.e., the Debt) will reduce the Death Proceeds and Cash Surrender Value otherwise payable.


II.   TRANSFER AMONG INVESTMENT DIVISIONS


The Separate Account currently has twelve Investment Divisions, each of which invests in shares of an open-end diversified management investment company registered with the Commission. At any time, the Owner may transfer value among the Investment Divisions. We reserve the right at a future date to limit the size of transfers and remaining balances and to limit the number and frequency of transfers.

A transfer will take effect on the date the written request (or telephone request) is received at ILA unless a later date is designated in the request for transfer. A transfer from the HVA Money Market Investment Division at the end of the right to examine period or a transfer arising because of a substitution of securities by ILA will not be considered a transfer.


III.  "REDEMPTION" PROCEDURES: SURRENDER AND RELATED TRANSACTIONS


      A. SURRENDERS UNDER THE CERTIFICATE

      At any time before the death of the Insured and while the Certificate is in force, the Owner may completely surrender the Certificate by written request. ILA will pay the surrender payment, which will be the Certificate Owner's Cash Surrender Value, within seven days after ILA receives the written request, unless payment is postponed pursuant to the relevant provision of the Investment Company Act of 1940.


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      B. BENEFIT CLAIMS

      As long as the Certificate remains in force, ILA will usually pay the Death Proceeds to the named Beneficiary within seven days after receipt of due proof of death of the Insured unless the Certificate is contested. Payment of the Death Proceeds may be postponed as permitted pursuant to the relevant provisions of the Investment Company Act of 1940.

      The Death Proceeds equal the Death Benefit under the Certificate less any Debt outstanding under the Certificate. The Death Benefit will be determined on the date of death of the Insured and is a function of the Death Benefit option chosen by the Owner.

      In lieu of payment of the Death Proceeds in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Certificate or a combination of options. The election may be made by the Owner during the Insured's lifetime. The Beneficiary may make or change an election within 90 days of the death of the Insured, unless the Owner has made an irrevocable election. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Certificate.


      C. CERTIFICATE LAPSE

      The Certificate will terminate 61 days after a Monthly Deduction Date on which the Cash Surrender Value is insufficient to pay charges due under the Certificate. The 61-day period is the Grace Period. If sufficient premium is not paid by the end of the Grace Period, the Certificate will terminate without value. If the required premium to cover all outstanding charges is not paid by the end of the Grace Period, the Certificate will terminate.

      If the Certificate lapses, the Owner may reinstate the Certificate by payment of a premium in an amount large enough to keep the coverage in force for at least three (3) months following the date of reinstatement. A request for reinstatement may be made at any time within three years of lapse. If a Loan was outstanding at the time of lapse, ILA will require repayment of the Loan before permitting reinstatement or the Loan will also be reinstated. In addition, ILA reserves the right to require satisfactory evidence of insurability.


      D. POLICY LOANS

      See "Purchase and Related Transactions," Section I. D. on page 2 of this Exhibit.